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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
        OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO
                FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number      0-15542
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                                 Lamonts Apparel, Inc.
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              (Exact name of registrant as specified in its charter)

              12413 Willows Road N.E., Kirkland, Washington  98034
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

13% Senior Subordinated Notes due 1995 and 11 1/2% Senior Secured Notes due 1999
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            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   / /                Rule 12h-3(b)(1)(ii)  / /
          Rule 12g-4(a)(1)(ii)  / /                Rule 12h-3(b)(2)(i)   / /
          Rule 12g-4(a)(2)(i)   / /                Rule 12h-3(b)(2)(ii)  / /
          Rule 12g-4(a)(2)(ii)  / /                Rule 15d-6            / /
          Rule 12h-3(b)(1)(i)   /X/

          Approximate number of holders of record as of the certification or
notice date:       Zero
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Lamonts Apparel, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  February 2, 1998           By: /s/ Alan R. Schlesinger
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                                    Name:  Alan R. Schlesinger
                                    Title: Chairman of the Board, President
                                             and Chief Executive Officer

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.